 Exhibit 99.1

CONDENSED CONSILDATED INTERIM
FINANCIAL STATEMENTS

FOR THREE AND NINE MONTHS ENDED
SEPTEMBER 30, 2020 AND 2019

(Expressed in thousands of Canadian Dollars)

(Unaudited)

Northern Dynasty Minerals Ltd.
Condensed Consolidated Interim Statements of Financial Position
(Unaudited - Expressed in thousands of Canadian Dollars)
		September 30	December 31
	Notes	2020	2019

ASSETS

Non-current assets
Restricted Cash	5(b)	$828	$805
Mineral property, plant and equipment	3	142,008	138,867
Total non-current assets		142,836	139,672

Current assets
Amounts receivable and prepaid expenses	4	1,408	914
Cash and cash equivalents	5(a)	63,105	14,038
Total current assets		64,513	14,952

Total Assets		$207,349	$154,624

EQUITY

Capital and reserves
Share capital	6	$682,438	$587,448
Reserves	6	114,159	107,163
Deficit		(607,038)	(556,106)
Total equity		189,559	138,505

LIABILITIES

Non-current liabilities
Trade and other payables	10	756	934
Total non-current liabilities		756	934

Current liabilities
Warrant liabilities	7	–	43
Loans payable	8	–	1,360
Payables to related parties	9	933	1,095
Trade and other payables	10	16,101	12,687
Total current liabilities		17,034	15,185

Total liabilities		17,790	16,119

Total Equity and Liabilities		$207,349	$154,624

Nature and continuance of operations (note 1)
Commitments and contingencies (note 14)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

These condensed consolidated interim financial statements are signed on the Company's behalf by:

/s/ Ronald W. Thiessen	/s/ Christian Milau
Ronald W. Thiessen	Christian Milau
Director	Director

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Northern Dynasty Minerals Ltd.
Condensed Consolidated Interim Statements of Comprehensive Loss
(Unaudited - Expressed in thousands of Canadian Dollars, except for share information)
		Three months ended September 30		Nine months ended September 30
	Notes	2020	2019	2020	2019

Expenses
Exploration and evaluation expenses	3, 12	$14,470	$14,265	$32,036	$41,016
General and administrative expenses	3, 12	3,272	2,723	8,406	7,243
Legal, accounting and audit		701	(45)	2,326	1,636
Share-based compensation	6(d), (f)	6,992	2,149	8,054	3,515
Loss from operating activities		25,435	19,092	50,822	53,410
Foreign exchange loss		733	58	305	280
Interest income		(40)	(67)	(99)	(210)
Finance expense		26	35	93	89
Other income		(393)	–	(393)	–
Loss on revaluation of warrant liabilities	7	–	–	204	34
Loss before tax		25,761	19,118	50,932	53,603
Deferred income tax (recovery) expense		–	–	–	–
Net loss		$25,761	$19,118	$50,932	$53,603

Other comprehensive loss (income)
Items that may be subsequently reclassified to net loss
Foreign exchange translation difference	6(g)	2,467	(1,534)	(3,357)	3,815
Other comprehensive loss (income)		$2,467	$(1,534)	$(3,357)	$3,815

Total comprehensive loss		$28,228	$17,584	$47,575	$57,418

Basic and diluted loss per share	11	$0.05	$0.05	$0.11	$0.15

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Northern Dynasty Minerals Ltd.
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited - Expressed in thousands of Canadian Dollars)
		Nine months ended September 30
	Notes	2020	2019

Operating activities
Net loss		$(50,932)	$(53,603)
Non-cash or non operating items
Depreciation	3	422	487
Interest income		(99)	(210)
Interest on credit facility loans	8	9	–
Loss on revaluation of warrant liabilities	7	204	34
Share-based compensation		8,054	3,515
Unrealized exchange differences		755	56
Changes in working capital items
Amounts receivable and prepaid expenses		(360)	337
Trade and other payables		3,224	5,311
Payables to related parties		992	(172)
Net cash used in operating activities		(37,731)	(44,245)

Investing activities
Interest received on cash and cash equivalents		83	174
Net cash from investing activities		83	174

Financing activities
Proceeds from issuance of common shares	6(b)	57,701	37,249
Transaction costs in the issuance of common shares	6(b)	(4,060)	(3,461)
Proceeds from private placement financings	6(b)	24,938	8,061
Transaction costs for the private placement financings	6(b)	(232)	(149)
Proceeds from the exercise of share purchase options and warrants	6(c), (d)	11,862	791
Payments of principal portion of lease liabilities		(232)	(270)
Repayment of credit facility loans	8, 9(a)	(2,523)	–
Additional costs paid for issue of special warrants		–	(2)
Net cash from financing activities		87,454	42,219

Net increase (decrease) in cash and cash equivalents		49,806	(1,852)
Effect of exchange rate fluctuations on cash and cash equivalents		(739)	(58)
Cash and cash equivalents - beginning balance		14,038	14,872

Cash and cash equivalents - ending balance	5(a)	$63,105	$12,962

Supplementary cash flow information (note 5(a))

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Northern Dynasty Minerals Ltd.
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited - Expressed in thousands of Canadian Dollars, except for share information)

	Notes	Share capital		Reserves
				Equity -	Foreign
				settled	currency		Share	Subscriptions
		Number of		share-based	translation	Investment	Purchase	received for
		shares		compensation	reserve	revaluation	Warrants	shares
		(note 6(a))	Amount	reserve	(note 6(g))	reserve	(note 6(c))	(note 6(b))	Deficit	Total equity

Balance at January 1, 2019		313,417,856	$517,327	$66,938	$38,686	$(17)	$12,189	$–	$(486,913)	$148,210
Shares issued on exercise of options per option plan	6(d)	1,185,666	641	–	–			–		641
Shares issued upon exercise of warrants and options not issued per option plan	6(c)	304,525	150	–	–	–	–	–	–	150
Shares issued pursuant to restricted share unit plan	6(f)	85,294	117	(56)	–	–	–	–	–	61
Fair value allocated to shares issued on exercise of options and warrants		–	618	(593)	–	–	(25)	–	–	–
Shares issued, net of transactions costs	6(b)	45,502,084	33,738	–	–	–	–	–	–	33,738
Shares issued on conversion of special warrants, net of transaction costs	6(b)	10,150,322	8,192	–	–	–	(8,192)	–	–	–
Shares issued pursuant to private placement, net of transaction costs	6(b)	10,296,141	7,912	–	–	–	–	–	–	7,912
Share-based compensation		–	–	3,472	–	–	–	–	–	3,472
Net loss		–	–	–	–	–	–	–	(53,603)	(53,603)
Other comprehensive loss net of tax		–	–	–	(3,815)	–	–	–	–	(3,815)
Total comprehensive loss										(57,418)

Balance at September 30, 2019		380,941,888	$568,695	$69,761	$34,871	$(17)	$3,972	$–	$(540,516)	$136,766

Balance at January 1, 2020		422,942,680	$587,448	$70,150	$32,365	$(17)	$3,972	$693	$(556,106)	$138,505
Shares issued on exercise of options per option plan	6(d)	3,834,400	3,858	–	–	–	–	–		3,858
Shares issued upon exercise of warrants and options not issued per option plan	6(c)	13,046,085	8,123	–	–	–	–	–	–	8,123
Fair value allocated to shares issued on exercise of options and warrants		–	4,455	(2,428)	–	–	(2,027)	–	–	–
Fair value allocated to shares issued on exercise of broker warrants		–	247	–	–	–	–	–	–	247
Reclass of fair value on exercise of warrants		–	(733)	–	–	–	733	–	–	–
Shares issued, net of transactions costs	6(b)	38,525,000	53,720	–	–	–	–	–	–	53,720
Shares issued pursuant to private placements, net of transaction costs	6(b)	29,953,500	25,399	–	–	–	–	(693)	–	24,706
Additional transaction costs for public offering in December 2019		–	(79)	–	–	–	–	–	–	(79)
Share-based compensation		–	–	8,054	–	–	–	–	–	8,054
Net loss		–	–	–	–	–	–		(50,932)	(50,932)
Other comprehensive income net of tax		–	–	–	3,357	–	–	–	–	3,357
Total comprehensive loss										(47,575)

Balance at September 30, 2020		508,301,665	$682,438	$75,776	$35,722	$(17)	$2,678	$–	$(607,038)	$189,559

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2020 and 2019
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option or warrant)

1.
NATURE AND CONTINUANCE OF OPERATIONS

Northern Dynasty Minerals Ltd. (the "Company") is incorporated under the laws of the Province of British Columbia, Canada, and its principal business activity is the exploration of mineral properties. The Company is listed on the Toronto Stock Exchange ("TSX") under the symbol "NDM" and on the NYSE American Exchange ("NYSE American") under the symbol "NAK". The Company’s corporate office is located at 1040 West Georgia Street, 15th floor, Vancouver, British Columbia.

The condensed consolidated interim financial statements ("Financial Statements") of the Company as at and for the three and nine months ended September 30, 2020, include financial information for the Company and its subsidiaries (together referred to as the "Group" and individually as "Group entities"). The Company is the ultimate parent. The Group’s core mineral property interest is the Pebble Copper-Gold-Molybdenum-Silver-Rhenium Project (the "Pebble Project") located in Alaska, United States of America ("USA" or "US"). All US dollar amounts when presented are expressed in thousands, unless otherwise stated.

The Group is in the process of exploring and developing the Pebble Project and has not yet determined whether the Pebble Project contains mineral reserves that are economically recoverable. The Group’s continuing operations and the underlying value and recoverability of the amounts shown for the Group’s mineral property interests, is entirely dependent upon the existence of economically recoverable mineral reserves; the ability of the Group to obtain financing to complete the exploration and development of the Pebble Project; the Group obtaining the necessary permits to mine; and future profitable production or proceeds from the disposition of the Pebble Project.

During the nine months ended September 30, 2020, the Company raised net cash proceeds of $78,347 from common share issuances and private placements of common shares (note 6(b)), and $11,862 from the exercise of share purchase options and warrants (notes 6(c) – (d)).

As of September 30, 2020, the Group had $63,105 (December 31, 2019 – $14,038) in cash and cash equivalents for its operating requirements and working capital of $47,479. These Financial Statements have been prepared on the basis of a going concern, which assumes that the Group will be able to raise sufficient funds to continue its exploration and development activities and satisfy its obligations as they come due. During the nine months ended September 30, 2020 and 2019, the Group incurred a net loss of $50,932 and $53,603, respectively, and had a deficit of $607,038 as of September 30, 2020. Although, the Group has prioritized the allocation of its financial resources to meet key corporate and Pebble Project expenditure requirements in the near term, as the Group continues to advance the Pebble Project, the Group will incur material expenditures at the Pebble Project in 2021 which may exceed existing financial resources, and so additional financing will be required to fund these expendiures. Additional financing may include any of or a combination of debt, equity and/or contributions from possible new Pebble Project participants. There can be no assurances that the Group will be successful in obtaining additional financing when required. If the Group is unable to raise the necessary capital resources and generate sufficient cash flows to meet obligations as they come due, the Group may, at some point, consider reducing or curtailing its operations. As such, there is material uncertainty that raises substantial doubt about the Group’s ability to continue as a going concern.

The Group through the Pebble Limited Partnership ("Pebble Partnership") initiated federal and state permitting for the Pebble Project under the National Environmental Protection Act ("NEPA"), by filing documentation for a Clean Water Act ("CWA") 404 permit with the US Army Corps of Engineers ("USACE") in December 2017. The USACE published a draft Environmental Impact Statement ("EIS") in February 2019 and completed a 120-day public comment period thereon on July 2, 2019. In late July 2019, the US Environmental Protection Agency ("EPA") withdrew a Proposed Determination initiated under Section 404(c) of the CWA in 2014, which attempted to pre-emptively veto the Pebble Project before it received an objective, scientific regulatory review under NEPA. On July 24, 2020, the USACE published the final EIS.

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Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2020 and 2019
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option or warrant)

2.
SIGNIFICANT ACCOUNTING POLICIES

(a)
Statement of Compliance

These Financial Statements have been prepared in accordance with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB") and interpretations issued by the IFRS Interpretations Committee ("IFRIC"s). They do not include all of the information required by IFRS for complete annual financial statements, and should be read in conjunction with the Group’s consolidated financial statements as at and for the year ended December 31, 2019 ("2019 annual financial statements").

These Financial Statements were authorized for issue by the Audit and Risk Committee on November 12, 2020.

(b)
Use of Judgments and Estimates

In preparing these Financial Statements, management has made judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

There was no change in the use of significant estimates and judgments during the current periods as compared to those described in Note 2 in the Group’s 2019 annual financial statements, other than as follows:

Response to COVID-19

On March 26, 2020, in accordance with the order of the Governor of Alaska, the Group’s 100% owned Pebble Partnership, along with all other nonessential offices in Alaska, closed its offices for the health and safety of its personnel. Notwithstanding the closure, the Group has maintained its staff and employees, and continues to support the NEPA EIS process remotely. Technical review meetings were completed before the implementation of the Governor’s order. In July 2020, the USACE published the final EIS. The USACE website states the Record of Decision ("ROD") is estimated for fall 2020 with management’s expectation that the ROD will be issued during the current presidential administration.

Although, the Group has not been notified of any delay, the Group’s plans to advance the development of the Pebble Project are dependent upon the continued progress of the Group’s approval and permitting process with the USACE, the EPA and Alaskan state agencies, as well as the Group’s ability to continue the work required in connection with this process through its employees and its contractors. It is possible that government efforts to curtail the COVID-19 outbreak will result in delays in the Group’s permitting process, including a possible delay in the progress through to a ROD. In addition, our personnel may be delayed in completing the required work that we are pursuing in connection with this process due to quarantine, self-isolation, social distancing, restrictions on travel, restrictions on meetings and work from home requirements. The extent to which the coronavirus impacts the Group’s operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information that may emerge concerning the severity of the coronavirus and the actions taken to contain the coronavirus or treat its impact, among others. Moreover, the spread of the coronavirus globally is expected to have a material adverse effect on global and regional economies and to continue to negatively impact stock markets, including the trading price of the Company’s shares. These adverse effects on the economy, the stock market and the Company’s share price could adversely impact our ability to raise capital, with the result that our ability to pursue development of the Pebble Project could be adversely impacted, both through delays and through increased costs. Any of these developments, and others, could have a material adverse effect on our business and results of operations and could delay our plans for development of the Pebble Project.

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Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2020 and 2019
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option or warrant)

3.
MINERAL PROPERTY, PLANT AND EQUIPMENT

The Group’s exploration and evaluation assets are comprised of the following:

Nine months ended September 30, 2020	Mineral Property interest 1	Plant and equipment 2	Total
Cost
Balance December 31, 2019 and Ending balance	$112,541	$3,018	$115,559

Accumulated depreciation
Beginning balance	–	(1,615)	(1,615)
Depreciation 3	–	(422)	(422)
Ending balance	–	(2,037)	(2,037)

Foreign currency translation difference	28,284	202	28,486

Net carrying value –September 30, 2020	$140,825	$1,183	$142,008

Notes to table:

1.
Comprises the Pebble Project, a contiguous block of 2,402 mineral claims covering approximately 417 square miles located in southwest Alaska, 17 miles (30 kilometers) from the villages of Iliamna and Newhalen, and approximately 200 miles (320 kilometers) southwest of the city of Anchorage.

2.
Includes ROU Assets, which relate to the use of office space, a copier, hangers, yard storage and one vehicle. The following comprises ROU Assets:

Nine months ended September 30, 2020	Land and Buildings	Equipment	Total
Balance December 31, 2019 and Ending balance	$1,591	$53	$1,644

Accumulated depreciation
Beginning balance	(411)	(9)	(420)
Depreciation 4	(248)	(13)	(261)
Ending balance	(659)	(22)	(681)

Foreign currency translation difference	(30)	–	(30)

Net carrying value – September 30, 2020	$902	$31	$933

3.
For the nine months ended September 30, 2019, depreciation was $487. For the three months ended September 30, 2020, depreciation was $122 (2019 – $159).

4.
For the nine months ended September 30, 2019, depreciation was $317. For the three months ended September 30, 2020, depreciation was $70 (2019 – $103), of which $58 (2019 – $55) and $177 (2019 – $167) respectively, is included in general and administrative expenses. The remainder is included in exploration and evaluation expenses.

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Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2020 and 2019
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option or warrant)

4.
AMOUNTS RECEIVABLE AND PREPAID EXPENSES

	September 30	December 31
	2020	2019
Sales tax receivable	$90	$177
Interest, refundable deposits and other receivables	253	239
Prepaid expenses	1,065	498
Total	$1,408	$914

5.
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

(a)
Cash and cash equivalents

The Group’s cash and cash equivalents at September 30, 2020, and December 31, 2019, consisted of cash on hand and was invested in business and savings accounts.

Supplementary cash flow information

Non-cash investing and financing activities:

In the nine months ended September 30, 2020, the proceeds on the issuance of 183,400 common shares on the exercise of share purchase warrants in the amount of $119 was received after the reporting period (note 6(a)).

In the nine months ended September 30, 2019, the Group issued common shares on settlement of equity-settled restricted share units (note 6(f)) and common share purchase warrants as part of the financing fees paid to the underwriters in the June bought deal financing (note 6(b)).

(b)
Restricted cash

The Group has cash deposited with a United States financial institution that has been pledged as collateral to the surety provider for a US$2,000 surety bond that was placed with the Alaskan regulatory authorities for a performance guarantee related to any potential reclamation liability as a condition of the Miscellaneous Land Use Permit granted to the Pebble Partnership for its ongoing activities on the Pebble Project. The cash deposit will be released once any reclamation work required has been performed and assessed by the Alaskan regulatory authorities. The cash is invested in a money market fund. For the three and nine months ended September 30, 2020, income of $nil (2019 – $4) and $2 (2019 – $12) respectively, has been recognized which has been re-invested.

6.
CAPITAL AND RESERVES

(a)
Authorized Share Capital

At September 30, 2020, the authorized share capital comprised an unlimited (2019 – unlimited) number of common shares ("shares") with no par value. As of the reporting date, 508,118,265 shares were issued and fully paid. A further 183,400 shares were issued but the proceeds for these issuances were deposited subsequent to September 30, 2020 (note 5(a)).

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Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2020 and 2019
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option or warrant)

(b)
Financings

August and July 2020

Private Placement

The Group completed a non-brokered private placement in two tranches of 5,807,534 shares and 100,000 shares on July 30, 2020, and August 6, 2020, respectively, at a price of US$1.46 per share for gross proceeds of US$8,625 ($11,679). No commission or finder’s fee were payable. These shares are subject to applicable resale restrictions, including a four-month hold period under Canadian securities legislation. After transaction costs of $106, net proceeds to the Group were $11,573.

Bought Deal

In July 2020, the Group completed an underwritten public offering of 24,150,000 shares at US$1.46 per share for gross proceeds of US$35,259 ($47,638). The Group paid the underwriters a 5% cash commission. After transaction costs of $3,038, net proceeds to the Group were $44,600.

May 2020

Bought Deal

In May 2020, the Group completed an underwritten public offering of 14,375,000 shares at $0.70 per share for gross proceeds of approximately $10,063. The Group paid the underwriters a 5% cash commission. After transaction costs of $943, net proceeds to the Group were $9,120.

Private Placement

In May 2020, the Group also completed a non-brokered private placement of 10,357,143 shares at $0.70 per share for gross proceeds of $7,250. No commission or finder’s fee were payable. After transaction costs of $16, net proceeds to the Group were $7,234.

January 2020

Private Placements

In January 2020, the Group completed private placements of 13,688,823 shares for gross proceeds of approximately $6,708 (US$5,065). Of this, $6,009 was received in January 2020 on the placement of 12,262,323 shares as the Group received $699 in December 2019 for subscriptions to 1,426,500 shares, which were issued in January 2020. After transaction costs of $116 (of which $6 was incurred in 2019), net proceeds to the Group were $6,592 (of which $693 was received in December 2019).

August 2019

Bought Deal

The Group completed a bought deal offering of 15,333,334 shares at US$0.75 per share for gross proceeds of US$11,500 ($15,318). The Group incurred transaction costs of $1,207, which included a 6% commission paid to the underwriters, and raised net proceeds of $14,111.

Private Placement

The Group completed a non-brokered private placement of 2,866,665 shares for gross proceeds of approximately US$2,150 ($2,844). No commission or finder’s fee was payable. After transaction costs of $6, the Group raised net proceeds of $2,838.

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Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2020 and 2019
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option or warrant)

June 2019

Bought Deal

The Group completed a bought deal offering of 12,200,000 shares at US$0.41 per share for gross proceeds of US$5,002 ($6,594). The Group paid the underwriters a 6% cash commission and issued 244,000 non-transferable share purchase warrants ("Broker Warrants") to purchase shares at US$0.41 per share until June 24, 2020. After transaction costs of $919, which includes the cost of the Warrants (see below), net proceeds to the Group was $5,675.

As the Broker Warrants were denominated in US dollars, they were treated as cash-settled warrant liabilities (note 7). Upon initial recognition, the Brokers warrants were valued at $50 (estimated using the Black Scholes option pricing model with the following assumptions: risk free rate of 1.45%, expected volatility of 72.9%, expected life of 1 year, share price of Cdn$0.61 and dividend yield of nil) with an equivalent amount recognized as a financing cost. The Broker Warrants were exercised in June 2020.

Private Placement

The Group also completed a non-brokered private placement of 3,660,000 shares for gross proceeds of approximately US$1,500 ($1,975). No commission or finder’s fee was payable. After transaction costs of $4, the Group raised net proceeds of $1,971.

March 2019

Bought Deal

The Group completed a bought deal offering of 17,968,750 shares at US$0.64 per share for gross proceeds of US$11,500 ($15,337). The Group incurred transaction costs of $1,385, which includes a 6% commission paid to the underwriters, and raised net proceeds of $13,952.

Private Placement

The Group also completed a private placement of 3,769,476 shares at $0.86 (US$0.64) per share for gross proceeds of approximately $3,242 (US$2,412). After transaction costs of $139, net proceeds to the Group were $3,103.

February 2019 Conversion of Special Warrants

10,150,322 special warrants issued in a private placement in December 2018, were converted into shares on a one-for-one basis for no additional consideration to the Group. Additional transaction costs of $2 were incurred in the nine months ended September 30, 2019.

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Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2020 and 2019
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option or warrant)

(c)
Share Purchase Warrants and Options not Issued under the Group’s Incentive Plan

The following reconciles outstanding warrants and non-employee options (options that were not issued under the Group’s incentive plan (see below)), each exercisable to acquire one share, for the nine months ended September 30, 2020, and 2019 respectively:

Continuity	Cannon Point options1	Mission Gold warrants 1	Other warrants 2	Special warrants 3	Broker warrants 4	Total
Beginning Balance	327,700	3,964,701	27,074,399	10,150,322	–	41,517,122
Issued	–	–	–	–	244,000	244,000
Exercised	(104,450)	(200,075)	–	(10,150,322)	–	(10,454,847)
Bal. Sep 30, 2019	223,250	3,764,626	27,074,399	–	244,000	31,306,275
Issued	–	–	466,666	–	–	466,666
Exercised	–	–	–	–	–	–
Bal. Dec 31, 2019	223,250	3,764,626	27,541,065	–	244,000	31,772,941
Exercised	(11,750)	(3,550,835)	(9,239,500)	–	(244,000)	(13,046,085)
Expired	–	(213,791)	–	–	–	(213,791)
Bal. Sep 30, 2020	211,500	–	18,301,565	–	–	18,513,065

	Weighted Averages per option/warrant
	Cannon Point options	Mission Gold warrants	Other warrants	Total
As at September 30 2020
Exercise price	$0.37	–	$0.65	$0.65
Remaining life in years	1.71	–	0.70	0.71
As at December 31, 2019
Exercise price	$0.38	$0.55	$0.65	$0.64
Exercise price US dollars 4	–	–	–	$US 0.41
Remaining life in years	2.40	0.52	1.45	1.33

Notes to tables:

1.
The Group issued options and warrants in exchange for those which were outstanding in Cannon Point Resources Ltd. ("Cannon Point") and Mission Gold Ltd. ("Mission Gold") on the acquisition of these companies in October 2015 and December 2015 respectively.

2.
Warrants were issued pursuant to the June 2016 prospectus financing, July 2016 private placement and the 2019 non-revolving term loan credit facility agreement (note 8).

3.
The special warrants were issued in a private placement at a price of $0.83 (US$0.62) per special warrant in December 2018 and were converted into shares for no further consideration to the Group in February 2019 (note 6(b)).

4.
The Broker Warrants were issued to the underwriters pursuant to the June 2019 prospectus financing (note 6(b)).

Page | 12

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2020 and 2019
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option or warrant)

(d)
Share Purchase Option Compensation Plan

The following reconciles the Group’s share purchase options ("options") issued and outstanding pursuant to the Group’s incentive plan for the nine months ended September 30, 2020 and 2019:

Continuity of options	Number of options	Weighted average exercise price ($/option)
Beginning Balance	24,606,732	1.03
Expired	(4,235,000)	1.54
Granted	6,610,500	0.99
Exercised	(1,185,666)	0.54
Forfeited	(10,700)	0.82
Cancelled	(11,400)	0.88
Balance September 30, 2019	25,774,466	0.96
Cancelled	(22,200)	1.10
Balance December 31, 2019	25,752,266	0.96
Expired	(24,200)	1.75
Forfeited	(16,500)	1.36
Cancelled	(16,000)	0.85
Exercised	(3,834,400)	1.01
Granted	6,783,000	2.01
Balance September 30, 2020	28,644,166	1.20

In the three months and nine months ended September 30, 2020 and 2019 respectively, options were granted with the weighted average fair value estimated at $1.60 and $0.56 per option respectively, which was based on the Black-Scholes option pricing model using the following weighted average assumptions:

	Three and nine months
Assumptions	2020	2019
Risk-free interest rate	0.35%	1.39%
Expected life	4.98 years	5.00 years
Expected volatility 1	94.53%	94.73%
Grant date share price	$2.21	$0.81
Expected dividend yield	Nil	Nil

Note:
1.
Expected volatility is based on the historical and implied volatility of the Company’s share price on the TSX.

For the three and nine months ended September 30, 2020, the Group recognized share-based compensation ("SBC") of $6,992 (2019 – $2,139) and $8,054 (2019 – $3,443) for options.

Page | 13

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2020 and 2019
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option or warrant)

The following table summarizes information on options as at September 30, 2020:

Options outstanding			Options exercisable
Exercise prices ($)	Number of options	Weighted average remaining contractual life (years)	Number of options	Weighted average remaining contractual life (years)
0.48	200,000	0.45	200,000	0.45
0.49	4,455,000	0.78	4,455,000	0.78
0.50	1,676,666	0.05	1,676,666	0.05
0.76	4,761,000	2.33	4,761,000	2.33
0.99	6,388,500	3.99	6,388,500	3.99
1.75	4,386,000	1.82	4,386,000	1.82
2.01	6,702,000	4.80	3,354,000	4.80
2.34	75,000	2.83	50,000	2.83
Total and weighted average contractual life per option	28,644,166	2.81	25,271,166	2.55

The weighted average exercise price for exercisable options as at September 30, 2020 was $1.09 (December 31, 2019 – $0.95) per option.

(e)
Deferred Share Units ("DSUs")

As at September 30, 2020, a total of 458,129 DSUs were issued and outstanding (September 30 and December 31, 2019 – 458,129). There have been no new grants of DSUs since 2017.

(f)
Restricted Share Units ("RSUs")

The following reconciles RSUs outstanding for the nine months ended September 30, 2020 and 2019 respectively:

Continuity of RSUs	Number of RSUs	Weighted average fair value ($/RSU)
Beginning Balance	196,753	1.27
Settlement	(160,876)	1.26
Balance September 30, 2019	35,877	2.23
Settlement	(35,877)	1.49
Balance December 31, 2019 and September 30, 2020	–	–

Page | 14

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2020 and 2019
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option or warrant)

(g)
Foreign Currency Translation Reserve

Continuity
Balance January 1, 2019	$38,686
Loss on translation of foreign subsidiaries	(3,815)
Balance September 30, 2019	34,871
Loss on translation of foreign subsidiaries	(2,506)
Balance December 31, 2019	32,365
Gain on translation of foreign subsidiaries	3,357
Balance September 30, 2020	$35,722

The foreign currency translation reserve represents accumulated exchange differences arising on the translation, into the Group’s presentation currency (the Canadian dollar), of the results of operations and net assets of the Group’s subsidiaries with a US dollar functional currency.

7.
WARRANT LIABILITIES

The Broker Warrants, issued pursuant to the June 2019 prospectus financing (note 6(b)), had a US dollar exercise price, and were treated as cash-settled warrant liabilities. They were recognized at fair value on date of issue as a financing cost with subsequent changes in fair value being recognized in loss. The following table reconciles the change in fair value of the warrant liabilities until their exercise:

	September 30 2020	December 31 2019
Beginning balance	$43	$–
Fair value on issue recognized as a financing cost	–	50
Fair value loss on revaluation recognized in loss	204	(7)
Fair value transferred to share capital on exercise	(247)	–
Ending balance	$–	$43

The fair value revaluation of the Broker Warrants on the date of exercise was estimated using the Black Scholes option pricing model with the following weighted average assumptions: risk free rate of 0.28%, expected volatility of 93.4%, expected life of 0.06 of a year, share price of $1.58 and dividend yield of nil.

Page | 15

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2020 and 2019
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option or warrant)

8.
LOANS PAYABLE

	September 30	December 31
	2020	2019
Beginning balance	$1,360	$–
Loans provided during the period	183	2,317
Accrued interest	9	14
Repayment of loans	(1,364)	–
Loans transferred to payables to related parties (note 9)	(188)	(971)
Total	$–	$1,360

In November 2019, the Group entered into an unsecured non-revolving term loan credit facility agreement (the "Credit Facility") with a syndicate of lenders (the "Lenders"), two of whom are related parties, of up to $3,500. Loans provided by the Lenders earned interest at 10% per annum and were paid on repayment of the loans (see below). Pursuant to the Credit Facility, the repayment of the loans and accrued interest was to occur on a date that is the earlier of i) May 25, 2020 and ii) the date the Group has completed one or more equity or debt financings raising an aggregate of US$20,000.

As consideration for entering into the Credit Facility, the Group issued to the Lenders, on a pro rata basis, 466,666 share purchase warrants, each warrant exercisable into one share at the exercise price of $0.75 per share until December 2, 2021, of which 153,333 warrants were issued to the two related parties.

In January and February 2020, the loans including accrued interest were repaid to the Lenders. For the nine months ended September 30, 2020, interest of $9, of which $5 (December 2019 – $4) related to the two related parties, has been included in the finance expense in the loss for the period.

Page | 16

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2020 and 2019
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option or warrant)

9.
RELATED PARTY BALANCES AND TRANSACTIONS

The components of transactions to related parties is as follows:

	September 30	December 31
Payables to related parties	2020	2019
Key management personnel (a)
Loans payable	$–	$971
Loans payable beginning balance	971	–
Provided by key management personnel	183	967
Accrued interest	5	4
Repayment of loans	(1,159)	–
Other	690	–
Hunter Dickinson Services Inc. (b)	243	124
Total payables to related parties	$933	$1,095

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation. Details between the Group and other related parties are disclosed below.

Page | 17

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2020 and 2019
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option or warrant)

(a)
Transactions and Balances with Key Management Personnel ("KMP")

The aggregate value of transactions with KMP, being the Group’s directors, including Chief Executive Officer ("CEO"), Chief Financial Officer ("CFO"), Company Secretary, Executive Vice President ("EVP"), Environment and Sustainability, Vice President ("VP"), Corporate Communications, VP, Engineering and VP, Public Affairs, and Pebble Partnership ("PLP") senior management including the PLP CEO (resigned September 23, 2020), Interim PLP CEO, Executive VP ("EVP"), Public Affairs, Senior VP ("SVP"), Corporate Affairs, SVP Engineering, VP, Permitting, Chief of Staff and Chair of Pebble Mines Corp ("PMC Chair"), was as follows for the three and nine months ended September 30, 2020 and 2019:

	Three months		Nine months
Transaction	2020	2019	2020	2019
Compensation
Amounts paid and payable to HDSI for services of KMP employed by HDSI 1	$573	$611	$1,780	$1,852
Amounts paid and payable to KMP 2	1,290	1,099	3,753	3,358
Bonuses paid to KMP 3	683	682	1,216	992
Interest payable on loans received from KMP 5	–	–	5	–
	2,546	2,392	6,754	6,202
Share-based compensation 4	4,690	1,398	5,285	2,436
Total compensation	$7,236	$3,790	$12,039	$8,638

Notes to table:

1.
The Group’s CEO, CFO, Board Chair and senior management, other than disclosed in note 2 below, are employed by the Group through Hunter Dickinson Services Inc. ("HDSI") (refer (b)).

2.
Represents short-term employee benefits, including director’s fees paid to the Group’s independent directors, and salaries paid and payable to the PLP CEO, PMC Chair and PLP EVP, SVPs, VP and Chief of Staff. The SVP Engineering is employed by the Group through a wholly-owned US subsidiary of HDSI ("HDUS"). The Group reimburses HDUS for costs incurred.

3.
In 2020, incentive and performance bonuses were paid to the PLP CEO, PLP SVP Corporate Affairs and PLP Chief of Staff. In 2019, incentive bonuses were paid to the CFO, EVP, Environment and Sustainability, VP, Corporate Communications, SVP, Engineering, VP, Permitting, and to the Company Secretary.

4.
Includes cost of RSUs and share purchase options issued and/or vesting during the respective periods.

5.
The Group’s Board Chair and CEO advanced a total of $1,150 to the Group pursuant to the Credit Facility (note 8), $967 in December 2019, and $183 in January 2020. The Group repaid the loans including interest accrued in January 2020.

Options Exercised

During the nine months ended September 30, 2020, KMP exercised 1,440,000 (2019 -325,000) incentive options at a weighted average exercise price of $0.56 (2019 – $0.63) and weighted average market price on exercise of $1.83 (2019 - $0.91) for proceeds to the Group of $807 (2019 - $91).

Page | 18

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2020 and 2019
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option or warrant)

(b)
Transactions and Balances with other Related Parties

HDSI is a private company that provides geological, engineering, environmental, corporate development, financial, administrative and management services to the Group and its subsidiaries at annually set rates pursuant to a management services agreement. The annually set rates also include a component of overhead costs such as office rent, information technology services and general administrative support services. HDSI also incurs third party costs on behalf of the Group, which are reimbursed by the Group at cost. Several directors and other key management personnel of HDSI, who are close business associates, are also key management personnel of the Group.

For the three and nine months ended September 30, 2020, and 2019, transactions with HDSI were as follows:

	Three months		Nine months
Transactions	2020	2019	2020	2019
Services rendered by HDSI:
Technical 1
Engineering	$225	$214	$691	$808
Environmental	44	83	179	353
Socioeconomic	153	110	374	349
Other technical services	162	51	211	131
	584	458	1,455	1,641
General and administrative
Management, corporate communications, secretarial, financial and administration	585	571	1,705	1,791
Shareholder communication	107	140	419	414
	692	711	2,124	2,205

Total for services rendered	1,276	1,169	3,579	3,846

Reimbursement of third party expenses
Conferences and travel	10	160	111	302
Insurance	–	–	53	51
Office supplies and information technology	97	97	317	307
Total reimbursed	107	257	481	660

Total	$1,383	$1,426	$4,060	$4,506

Note

1.
These costs are included in exploration and evaluation expenses.

Pursuant to an addendum to the management services agreement between HDSI and the Company, following a change of control, the Company is subject to termination payments if the management services agreement is terminated. The Company will be required to pay HDSI $2,800 and an aggregate amount equal to six months of annual salaries payable to certain individual service providers under the management services agreement and their respective employment agreements with HDSI.

Page | 19

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2020 and 2019
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option or warrant)

10.
TRADE AND OTHER PAYABLES

	September 30	December 31
Current liabilities	2020	2019
Falling due within the year
Trade 1	$15,835	$12,401
Lease liabilities 2	266	286
Total	$16,101	$12,687

Non-current liabilities
Lease liabilities 2	$756	$934
Total	$756	$934

Notes to table:

1.
At September 30, 2020 and December 31,2019, trade payables in current liabilities includes legal fees due to legal counsel of US$5,155, due December 24, 2020, and US$635 payable on completion of a partnering transaction. Effective February 1, 2020, the former amount accrues interest at 3.5% per annum. As of September 30, 2020, accrued interest included in trade payables is US$120.

2.
Lease liabilities relate to lease of offices, a copier, site hangers, yard storage and one vehicle, which have remaining lease terms of 7 to 116 months and interest rates of 7.5% – 10.5% over the term of the leases. During the three and nine months ended September 30, 2020, the Group recognized $26 (2019 – $35) and $84 (2019 – $89) respectively, interest expense on lease liabilities.

Page | 20

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2020 and 2019
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option or warrant)

The following table provides the schedule of undiscounted lease liabilities as at September 30, 2020:

Total
Less than one year	$354
One to five years	700
Later than 5 years	294
Total undiscounted lease liabilities	$1,348

The Group had short-term lease commitments of less than a year relating to property leases totaling $93 as of January 1, 2020. During the three and nine months ended September 30, 2020, the Group incurred short-term lease commitments of $nil (2019 – $nil) and $257 (2019 – $206) respectively, and expensed $64 (2019 – $68) and $194 (2019 – $197), respectively.

11.
BASIC AND DILUTED LOSS PER SHARE

The calculation of basic and diluted loss per share for the three and nine months ended September 30, 2020 and 2019 was based on the following:

	Three months		Nine months
	2020	2019	2020	2019
Loss attributable to shareholders	$25,761	$19,118	$50,932	$53,603
(000s)
Weighted average number of shares outstanding	499,285	371,605	461,832	348,567

For the three and nine months ended September 30, 2020, basic and diluted loss per share does not include the effect of employee share purchase options outstanding (2020 –28,644,166, 2019 – 25,774,466), non-employee share purchase options and warrants (2020 – 18,513,065, 2019 – 31,306,275), DSUs (2020 – 458,129, 2019 – 458,129), and RSUs (2020 – nil, 2019 – 35,877), as they were anti-dilutive.

12.
EMPLOYMENT COSTS

During the three and nine months ended September 30, 2020, the Group recorded $10,826 (2019 – $5,605) and $17,884 (2019 - $12,618) in salaries and benefits, including share-based payments of $6,992 (2019 – $2,149) and $8,054 (2019 - $3,515) and amounts paid to HDSI for services provided to the Group by HDSI personnel (note 9(b)).

Page | 21

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2020 and 2019
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option or warrant)

13.
FINANCIAL RISK MANAGEMENT

The Group is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

(a)
Credit Risk

Credit risk is the risk of potential loss to the Group if a counterparty to a financial instrument fails to meet its contractual obligations. The Group’s credit risk is primarily attributable to its liquid financial assets, including cash and cash equivalents, restricted cash and amounts receivable. The Group limits the exposure to credit risk by only investing its cash and cash equivalents and restricted cash with high-credit quality financial institutions in business and saving accounts, guaranteed investment certificates, in government treasury bills, low risk corporate bonds and money market funds which are available on demand by the Group when required. Amounts receivable (note 4) exclude receivable balances with government agencies. The Group’s maximum exposure at the following reported dates was:

	September 30	December 31
Exposure	2020	2019
Amounts receivable	$253	$239
Restricted cash	828	805
Cash and cash equivalents	63,105	14,038
Total exposure	$64,186	$15,082

(b)
Liquidity Risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations when they become due. The Group ensures, as far as reasonably possible, it will have sufficient capital in order to meet short to medium term business requirements, after taking into account cash flows from operations and the Group’s holdings of cash and cash equivalents and restricted cash, where applicable. The Group however, has noted material uncertainty that raises substantial doubt about the Group’s ability to continue as a going concern notwithstanding the Group having positive working capital (note 1) as demands may exceed existing resources in 2021 and that it has been successful in the past in raising funds when needed. The Group’s cash and cash equivalents at the reporting date were invested in business and savings accounts (note 5(a)).

The Group’s financial liabilities are comprised of current trade and other payables (note 10) and payables to related parties (note 9), which are due for payment within 12 months from the reporting date, and non-current trade payables, which are due for payment more than 12 months from the reporting date. The carrying amounts of the Group’s financial liabilities represent the Group’s contractual obligations.

(c)
Foreign Exchange Risk

The Company is subject to both currency transaction risk and currency translation risk: the Pebble Partnership, Pebble Services Inc. and U5 Resources Inc. have the US dollar as functional currency, and certain of the Company’s corporate expenses are incurred in US dollars. The operating results and financial position of the Group are reported in Canadian dollars in the Group’s consolidated financial statements. As a result, the fluctuation of the US dollar in relation to the Canadian dollar will have an impact upon the losses incurred by the Group as well as the value of the Group’s assets and the amount of shareholders’ equity. The Group has not entered into any agreements or purchased any instruments to hedge possible currency risks.

Page | 22

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2020 and 2019
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option or warrant)

The exposure of the Group's US dollar-denominated financial assets and liabilities to foreign exchange risk at the following reported dates was:

	September 30	December 31
	2020	2019
Financial assets:
Amounts receivable	$251	$263
Cash and cash equivalents and restricted cash	43,557	14,090
	43,808	14,353
Financial liabilities:
Non-current trade payables	(756)	(932)
Warrant liabilities	–	(43)
Current trade and other payables	(15,633)	(12,426)
Payables to related parties	(715)	(24)
	(17,104)	(13,425)
Net financial assets exposed to foreign currency risk	$26,704	$928

Based on the above net exposures and assuming that all other variables remain constant, a 10% change in the value of the Canadian dollar relative to the US dollar would result in a gain or loss of $2,670 (December 31, 2019 – $93) in the reported period. This sensitivity analysis includes only outstanding foreign currency denominated monetary items.

(d)
Interest Rate Risk

The Group is subject to interest rate cash flow risk with respect to its investments in cash and cash equivalents. The Group’s policy is to invest cash at fixed rates of interest and cash reserves are to be maintained in cash and cash equivalents or short-term low risk investments in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when cash and cash equivalents mature impact interest income earned.

Assuming that all other variables remain constant, a 100 basis points change representing a 1% increase or decrease in interest rates would have resulted in a decrease or increase in loss of $289 (2019 – $104) for the nine month period.

(e)
Capital Management

The Group's policy is to maintain a strong capital base to maintain investor and creditor confidence and to sustain future development of the business. The capital structure of the Group consists of equity, comprising share capital and reserves, net of accumulated deficit. There were no changes in the Group's approach to capital management during the period. The Group is not subject to any externally imposed capital requirements.

Page | 23

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2020 and 2019
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option or warrant)

(f)
Fair Value

The fair value of the Group’s financial assets and liabilities approximates the carrying amount.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:
●
Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
●
Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
●
Level 3 – Inputs that are not based on observable market data.

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs. Fair value measurements, which are determined by using valuation techniques, are classified in their entirety as either Level 2 or Level 3 based on the lowest level input that is significant to the measurement.

The fair value measurement of the warrant liabilities (note 7) was categorized within Level 2 of the hierarchy as it was exposed to market risk as they employed the quoted market price of shares and foreign exchange rates.

14.
COMMITMENTS AND CONTINGENCIES

(a)
Legal Proceedings

On February 14, 2017, short seller investment firm Kerrisdale Capital Management LLC published a negative piece (the "Kerrisdale Report") regarding the Pebble Project. Three putative shareholder class actions were filed against the Company and certain of its officers and directors in US federal courts, specifically the Central District of California (Los Angeles) and the Southern District of New York (New York City). The cases are captioned: Diaz v. Northern Dynasty Minerals Ltd. et al, Case No. 17-cv-01241 (C.D. Cal.), Kirwin v. Northern Dynasty Minerals Ltd. et al, Case No. 17-cv-01238 (S.D.N.Y.) and Schubert v. Northern Dynasty Minerals, Ltd., et al., Case No. 1:17-CV-02437 (S.D.N.Y.). The complaints relied on the claims made in the Kerrisdale Report and alleged damages to a class of investors who purchased shares of the Company prior to the publication of the Kerrisdale Report and allege liability for losses pursuant to Section 10(b) of the Exchange Act of 1934 and SEC Rule 10b-5 thereunder, as well as control person liability against the individual defendants pursuant to Section 20(a) of the Exchange Act.

The plaintiffs in both the Kirwin and Schubert actions voluntarily dismissed their claims without prejudice. The plaintiffs in the Diaz action continued to litigate and filed an amended complaint. The Company filed a motion to dismiss the amended complaint in the Diaz action, which the plaintiffs opposed. On April 30, 2018, the US District Court for the Central District of California (the "California District Court") dismissed the plaintiffs’ amended complaint in full, noting that its reliance on the sources in the Kerrisdale Report was an insufficient basis to allege securities fraud. The Court allowed the plaintiffs an opportunity to amend their complaint, which they did in June 2018. The Company again moved to dismiss the new complaint, and briefing on the motion concluded in November 2018.

On February 22, 2019, the California District Court again dismissed all of the securities class action claims brought against the Company and certain of its officers and directors in the Diaz action, captioned Victor Diaz v. Northern Dynasty Minerals Ltd., et al., Case No. CV 17-1241 PSG (SSx), this time without leave to amend. The Court ruled in favor of the Company and its officers and directors on all claims and ordered the case closed.

In March 2019, the Diaz plaintiffs filed a notice of an appeal of the district court’s dismissal order, and their appeal was filed with the Ninth Circuit Court of Appeals, in California, in June 2019. The Company filed its response in August 2019 and the plaintiffs submitted their reply in October 2019, closing the briefing before the appellate court. In April 2020, the appellate court decided that a hearing was unnecessary and, on May 8, 2020, the three appellate judge panel issued a memorandum decision affirming the district court’s dismissal of the plaintiffs’ claims in full. The plaintiffs did not request a rehearing before the Ninth Circuit, and apparently have not appealed to the US Supreme Court. That deadline has recently passed, but the recording of filings has lagged and allowances are being made on many deadlines due to the pandemic. If a further appeal is made, the Company will continue to defend itself vigorously in this action.

Page | 24

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2020 and 2019
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share, option or warrant)

(b)
Short-term lease commitments

As of September 30, 2020, the Group has $159 in short-term lease commitments. These leases have fixed monthly payments for the remaining term.

(c)
Pipeline Right-of-Way Bond Commitment

The Group has a bond of US$300 with the Alaskan regulatory authorities for a performance guarantee related to any potential reclamation liability as a condition for a pipeline right-of-way to a subsidiary of the Pebble Partnership, the Pebble Pipeline Corporation. The Group is liable to the surety provider for any funds drawn by the Alaskan regulatory authorities.

(d)
Pebble Performance Dividend Commitment

The Group has a announced a future commitment beginning at the outset of project construction at the Pebble Project to distribute cash generated from a 3% net profits royalty interest in the Pebble Project to adult residents of Bristol Bay villages that have subscribed as participants, with a guaranteed minimum aggregate annual payment of US$3,000 each year the Pebble mine operates.

(e)
Improvements to Camp Facilities

The Group has committed to fund improvements to camp facilities up to a maximum of US$350 in 2020/2021 subject to the Pebble Partnership’s approval of said improvements.

Page | 25